Exhibit d(6)(a)

MAINSTAY FUNDS TRUST

AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, is made as of the 28th day of February 2014, between New York Life Investment Management LLC, (the “Manager”) and Marketfield Asset Management LLC, (the “Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to a Subadvisory Agreement, dated October 5, 2012, as amended (the “Subadvisory Agreement”); and

WHEREAS, the parties hereby wish to amend the Subadvisory Agreement to reflect revisions to the subadvisory fee with respect to the MainStay Marketfield Fund.

NOW, THEREFORE, the parties agree as follows:

(i)	Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

[The Remainder Of This Page Has Been Left Blank Intentionally.]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers and attested effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest: /s/ Kevin M. Bopp	By: /s/ Stephen P. Fisher
Name: Kevin M. Bopp	Name: Stephen P. Fisher
Title: Director and Associate General Counsel	Title: Senior Managing Director and Co-President

MARKETFIELD ASSET MANAGEMENT LLC

Attest: /s/ Mark Klein	By: /s/ Allan D. Kiser
Name: Mark Klein	Name: Allan D. Kiser
Title: General Counsel	Title: Director of Operations, Chief Compliance Officer

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SCHEDULE A

(Effective as of February 28, 2014)

As compensation for services provided by Subadvisor with respect to each of the following Series the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for services rendered hereunder, an annual subadvisory fee with respect to such Series equal to the following:

FUND	ANNUAL RATE

MainStay Marketfield Fund*	0.70% up to $7.5 billion;
0.69% from $7.5 billion to $15 billion; and
0.68% in excess of $15 billion

* Equal to 50% of the Fund's management fee. Subadvisor will bear 50% of the impact of any management fee breakpoints specified in the Fund's Management Agreement. The Subadvisor shall not be responsible for any expense cap reimbursement, fee waivers or similar adjustments for the Fund.

The portion of the fee based upon the average daily net assets of the Fund shall be accrued daily at the rate of l/(number of days in calendar year) of the annual rate applied to the daily net assets of the Fund.

* The Manager has agreed to waive a portion of the Fund’s management fee or reimburse the expenses of the appropriate class of the Fund so that the class total ordinary operating expenses do not exceed certain amounts. These waivers or expense limitations may be changed with Board approval. To the extent the Manager has agreed to waive its management fee or reimburse expenses, Marketfield Asset Management LLC, as Subadvisor for these Funds, has voluntarily agreed to waive or reimburse its fee proportionately.